SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2011

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

(Exact name of Registrant as specified in its charter)

CRESUD INC.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno 877, 23rd Floor, (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

CRESUD S.A.C.I.F. and A

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated February 23, 2011 filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

By letter dated February 23, 2011 the Company reported that, between February 17 and 22, 2011, certain holders of the Company’s Warrants exercised their warrant rights to acquire additional shares. Hence, a reduction of 376 warrants and an increase of 131 common shares of the Company, face value pesos 1.00 (V$N 1) each, were issued. As a result of the aforementioned exercise the Company has received U$S 210.56.

Consequently, the amount of shares of the Company increased from 501,560,929 to 501,561,060. The new amount of warrants outstanding is 177,644,338.

The exercise of the warrant was performed according to the terms and conditions established in the prospectus, dated February 21, 2008, regarding the Company’s rights offering to subscribe for 180,000,000 common shares and 180,000,000 warrants to subscribe common shares, as amended due to the pro rata allotment of its shares among its shareholders, made last November 23, 2009. As a result, the terms and conditions of the outstanding warrants for common shares of the Company have been modified as follows:

Amount of shares to be issued per warrant:

•	Ratio previous to the allotment: 0.33333333;

•	Ratio after the allotment (current): 0.35100598.

Warrant exercise price per new share to be issued:

•	Price previous to the allotment: US$ 1.6800;

•	Current price after the allotment: US$1.5954.

The other terms and conditions of the warrants remain the same.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Vice Chairman of the Board of Directors

Dated: February 25, 2011.